UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number ) 1-15096

Merck Serono S.A.
(Exact name of registrant as specified in its charter)

9, Chemin des Mines, Case Postale 54, CH-1202 Geneva, Switzerland, +41-22-414-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bearer Shares, nominal value CHF 25 per share American Depositary Shares (as evidenced by American Depositary Receipts), each representing one fortieth of a Bearer Share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

Merck Serono S.A. (the “Company”) first incurred the duty to file reports under Section 13(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 26, 2000.

For the 12 months preceding the filing of this Form 15F, the Company has filed and submitted all reports required under Section 13(a) of the Exchange Act.  The Company has filed at least one annual report on Form 20-F under Section 13(a).

Item 2. Recent United States Market Activity

The Company last sold securities in the United States in an offering registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on July 26, 2000, pursuant to a registration statement on Form F-1 (Registration no. 333-12192).

In addition, the Company registered securities under the Securities Act pursuant to several registration statements on Form S-8 (Registration nos. 333-12480, 333-123427 and 333-131238), which were offered to employees under various employee benefit plans.

The Company last sold securities registered on Form S-8 on April 23, 2007.  The post-effective amendments to terminate the registration of the Company’s remaining unsold securities registered on their respective Forms S-8 were filed on June 4, 2007.

Item 3. Foreign Listing and Primary Trading Market

The Company’s bearer shares have been listed on the SWX Swiss Exchange (the “SWX”), based in Zurich, Switzerland, and predecessor Swiss exchanges since August 28, 1987.  Until June 2001, the bearer shares were traded on the SWX.  Since May 26, 2000, the bearer shares have been traded on the virt-x Exchange Limited (“virt-x”) under the symbol “SEO”. virt-x, based in London, the United Kingdom, is a cross-boarder trading platform for European securities.  All Swiss company shares listed on the SWX and included in the Swiss Market Index (SMI), the main stock market index of the SWX, including the Company’s bearer shares, are traded on virt-x.  Such securities do not trade on the SWX.  virt-x and the SWX together constitute the primary trading market for the Company’s bearer shares.

In addition, from July 27, 2000 until April 25, 2007, American Depositary Shares (in the form of American Depositary Receipts), each of which represents a one-fortieth of the Company’s bearer share (“ADSs”), were listed and traded on the New York Stock Exchange under the symbol “SRA”.  In April 2007, the Company voluntarily applied for delisting of its ADSs from the New York Stock Exchange.  The delisting became effective before the opening of market on April 26, 2007.

From April 27, 2006 until April 26, 2007, the average daily trading volume in the Company’s bearer shares on virt-x represented 95.78% of the worldwide average daily trading volume in such securities.

During the same period, trading in the Company’s bearer shares on virt-x was larger than trading in the ADSs (adjusted to reflect the proportionate number of bearer shares) in the United States.

Item 4. Comparative Trading Volume Data

The source of all data used in determining average daily trading volumes in this Form 15F is Bloomberg L.P.

On April 26, 2007, the Company’s ADSs and bearer shares were delisted from the New York Stock Exchange.  From April 27, 2006 until April 26, 2007, the average daily trading volume in the Company’s bearer shares was 2,522 in the United States (representing 100,880 ADSs) and 59,701 worldwide (including the United States). For this period, average daily trading volume in the United States represented 4.22% of the worldwide average daily trading volume.

The Company maintains a sponsored American depositary receipt facility for its ADSs and has not terminated such facility.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published a notice disclosing intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act on June 4, 2007.  The Company used Bloomberg to disseminate the notice in the United States.  A copy of this notice is attached as Exhibit 1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on its website: www.company.merckserono.net

PART III

Item 10. Exhibits

1. Notice of Intent to Terminate Reporting Obligations.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Merck Serono S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Merck Serono S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date:	June 4, 2007	By:	/s/ Francois Naef
			Name:	Francois Naef
			Title:	Secretary to the Board and Chief Administrative Officer

Exhibit 1. Notice of Intent to Terminate Reporting Obligations

Merck Serono S.A. to Terminate Registration and Duty to File Reports under the U.S. Securities Exchange Act.

Merck Serono S.A. (“Merck Serono”) announced today that it will terminate the registration of its bearer shares and American Depositary Shares (“ADSs”, evidenced by American Depositary Receipts) with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For this purpose, Merck Serono intends to file a Form 15F (the form used to deregister securities under the Exchange Act) on June 4, 2007.  Thereafter, Merck Serono’s reporting obligations under the Exchange Act will be suspended, unless the Form 15F is subsequently withdrawn or denied.  Following filing of the Form 15F, Merck Serono will publish the information required under Rule 12g3-2(b) under the Exchange Act on its website, http://www.company.merckserono.net.

Forward-looking statements
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Merck Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Merck Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Merck Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation. Merck Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Merck Serono S.A.
Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO).

About Merck
Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped by 35,091 employees in 62 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.